SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No.1)
                    under the Securities Exchange Act of 1934

                           OEC Compression Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                 420258 10 5
                                 (CUSIP Number)

                                 Dennis W. Estis
                              228 Industrial Street
                          West Monroe, Louisiana 71292
                                 (318) 288-4930
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 16, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].
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CUSIP NO. 420258 10 5
OEC COMPRESSION CORPORATION

1.     Names of reporting persons:  Dennis W. Estis

      IRS Identification Nos. of above persons (entities only):

2. Check the appropriate box if a Member of a Group (see instructions):

      (a) [ ]

      (b) [ ]

3. SEC use only:

      ________________________________________________________________________

4.     Source of funds (see instructions): OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):

6.     Citizenship or Place of Organization:  U.S.

Number of shares beneficially owned by each reporting person with:

      7.    Sole Voting Power                         5,539,154

      8.    Shared Voting Power                               0

      9.    Sole Dispositive Power                    5,539,154

      10.   Shared Dispositive Power                          0

11.   Aggregate amount beneficially owned by each
      reporting person:                               5,539,154

12. Check box if the aggregate amount in Row 11 excludes certain shares (see instructions):

13.   Percent of class represented by amount in Row 11:           19.0%

14.   Type of reporting person (see instructions):                IN

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This Amendment No.1 to the Schedule 13D dated August 6, 1997 and filed August
15, 1997 by the filing person hereby amends the following items as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

Add the following to (c):

Dennis W. Estis ("Estis") is a director of OEC Compression Corporation (2501 Cedar Springs Road, Suite 600, Dallas TX 75201) and President and Chief Operating Officer of Ouachita Energy Corporation (228 Industrial Street, West Monroe, LA 71292), a wholly owned subsidiary of the Company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Add the following:

The originally-filed Schedule 13D stated that 5,252,177 shares of Common Stock were acquired by Estis in exchange for his stock holdings in a company that was merged with the Company effective August 6, 1997. Estis actually acquired 5,252,178 shares in this merger. In January 1998, the Company issued an additional 286,976 shares of Common Stock to Estis in settlement of a liability to Estis which was assumed by the Company in the merger. Estis has not made any other sales or purchases.

ITEM 4.  PURPOSE OF TRANSACTION.

Add the following:

Since August 1997 and until November 1998, Estis held his shares for investment only. However, as a result of disagreements with management over the direction of the Company, Estis decided to review his investment objectives if other significant shareholders were also concerned about their investment in the Company. Estis entered into a shareholders' agreement with certain other shareholders and formed a "group" that was subsequently dissolved when the agreement described below was entered into.

Estis obtained proxies from two other shareholders and delivered a letter to the Board of Directors of the Company dated November 10, 1998 indicating that Estis was contemplating a proxy contest to remove and replace certain directors and executive officers of the Company. Estis also demanded to inspect the corporate records of the Company. On November 10, Estis and the two other shareholders also filed a lawsuit against the Company and certain directors and executive officers in state court in Oklahoma County, Oklahoma. This lawsuit was never served on the other parties.

Following discussions between the Company and Estis, the parties decided to resolve the issues raised by the November 10 letter and the lawsuit and to avoid the necessity of a proxy contest. On December 16, the Company, Estis and the two other shareholders entered into a Settlement Agreement, a copy of which is attached as an exhibit and fully incorporated by reference herein.

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
Among other things, the Settlement Agreement (i) prohibits Estis from participating in any proxy solicitation relating to actions that were contemplated in the November 10 letter to the Board, (ii) requires termination of the proxies granted to him by the two other shareholders, (iii) requires dismissal of the lawsuit, (iv) provides for a broad mutual release of claims between the parties, (v) provides for a "standstill" agreement until June 30, 1999 (subject to extension or reinstatement as described below) prohibiting Estis from participating in enumerated actions relating to control of the Company and (vi) requires the Company to reimburse Estis for his out-of-pocket expenses up to $35,000.

The Company has agreed to use its best effort to sell or assist Estis to sell at least one-half of his shares of Common Stock at $2.00 or more per share. If such a sale is not completed prior to June 30, 2000, then Estis's non-competition agreements shall be terminated. If the sale by Estis occurs prior to December 31, 2001, then the standstill agreement described above will be extended or reinstated, as the case may be, through December 31, 2001.

Estis and the Company have agreed to terminate his employment agreement. Following such termination, he shall be entitled to certain payments and the term of his non-competition agreements with the Company shall be reduced, all as set forth in the Settlement Agreement.

Upon the sale of one-half of his common stock, Estis will also resign as a director of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Add the following to (a):

At the date of this filing, according to the Quarterly Report on Form 10-Q of the Company for the quarterly period ended September 30, 1998 there were issued and outstanding 29,161,543 shares of Common Stock of the Company. The number of shares of Common Stock beneficially owned by Estis is 5,539,154, or 19.0 percent of the Company's outstanding stock.

Add the following to (b):

Estis has sole voting power and sole dispositive power as to 5,539,154 shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Add the following:

On December 16, the Company, Estis and the two other shareholders entered into a Settlement Agreement, a copy of which is attached as an exhibit and fully incorporated by reference herein.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Add the following:

EXHIBIT NO. DOCUMENT DESCRIPTION

8        Settlement Agreement dated December 16, 1998.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DECEMBER 18, 1998
      Date

/S/ DENNIS W. ESTIS
   Signature

DENNIS W. ESTIS
   Name/Title

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